FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, James McGovern, the Chief Executive Officer of Quantitative Alpha Trading Inc., certify the following:

1.

Review:  I  have  reviewed  the  interim  financial  report  and  interim  MD&A  (together,  the  “interim  filings”)  of

Quantitative Alpha Trading Inc. (the “issuer”) for the interim period ended June 30, 2012.

2.

No  misrepresentations:  Based  on  my  knowledge,  having  exercised  reasonable  diligence,  the  interim filings  do  not  contain  any  untrue  statement  of  a  material  fact  or  omit  to  state  a  material  fact  required  to  be stated  or  that  is  necessary  to  make  a  statement  not  misleading  in  light  of  the  circumstances  under  which  it was made, with respect to the period covered by the interim filings.

3.

Fair  presentation:  Based  on  my  knowledge,  having  exercised  reasonable  diligence,  the  interim  financial report  together  with  the  other  financial information included in the interim filings fairly present in all material respects  the  financial  condition,  financial  performance  and  cash  flows  of  the  issuer,  as  of  the  date  of  and for the periods presented in the interim filings.

Date: August 28, 2012

“James McGovern”

___________________

James McGovern

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in

Issuers’  Annual  and  Interim  Filings  (NI  52-109),  this  Venture  Issuer  Basic  Certificate  does  not  include  representations relating  to  the  establishment  and  maintenance  of  disclosure  controls  and  procedures  (DC&P)  and  internal  control  over financial  reporting  (ICFR),  as  defined  in  NI  52-109.  In  particular,  the  certifying  officers  filing  this  certificate  are  not  making any representations relating to the establishment and maintenance of

i)

controls  and  other  procedures  designed  to  provide  reasonable  assurance  that  information  required  to  be  disclosed by  the  issuer  in  its  annual  filings,  interim  filings  or  other  reports  filed  or  submitted  under  securities  legislation  is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a  process  to  provide  reasonable  assurance  regarding  the  reliability  of  financial  reporting  and  the  preparation  of financial statements for external purposes in accordance with the issuer’s GAAP.

The  issuer’s  certifying  officers  are  responsible  for  ensuring  that  processes  are  in  place  to  provide  them  with  sufficient knowledge  to  support  the  representations  they  are  making  in  this  certificate.  Investors  should  be  aware  that  inherent limitations  on  the  ability  of  certifying  officers  of  a  venture  issuer  to  design  and  implement  on  a  cost  effective  basis  DC&P and  ICFR  as  defined  in  NI  52-109  may  result  in  additional  risks  to  the  quality,  reliability,  transparency  and  timeliness  of interim and annual filings and other reports provided under securities legislation.